UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-09733

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Cash America International, Inc.
1600 W. 7th Street
Fort Worth, TX 76102

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Cash America International, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cash America International, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2014 and 2013 and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2014. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for each of the years in the two-year period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Whitley Penn LLP
Fort Worth, Texas
June 12, 2015

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2014	2013
ASSETS
Participant-directed investments, at fair value	$81,618,350	$77,570,049
Notes receivable from participants	5,921,288	5,694,568
Cash	150,266	45,050
Net assets available for benefits, at fair value	87,689,904	83,309,667
Adjustment from fair value to contract value for fully benefit-responsive investments held by a collective trust	(64,774)	(38,275)
NET ASSETS AVAILABLE FOR BENEFITS	$87,625,130	$83,271,392
The accompanying notes are an integral part of these financial statements.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Year Ended December 31,
	2014	2013
Additions to net assets attributed to:
Investment income	$1,586,479	$671,192
Net appreciation in value of investments	3,990,154	11,750,775
Total investment gain	5,576,633	12,421,967
Contributions:
Company	3,394,227	3,188,516
Participants	8,898,688	8,142,434
Rollovers	623,701	118,735
Other employer contributions	74,243	—
Total contributions	12,990,859	11,449,685
Interest income on notes receivable from participants	233,241	211,596
Net additions	18,800,733	24,083,248
Deductions from net assets attributed to:
Participant withdrawals	13,949,286	9,366,681
Administrative expenses	497,709	457,280
Total deductions	14,446,995	9,823,961
Net increase in net assets	4,353,738	14,259,287
Net assets available for benefits at beginning of year	83,271,392	69,012,105
Net assets available for benefits at end of year	$87,625,130	$83,271,392
The accompanying notes are an integral part of these financial statements.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan and Summary of Significant Accounting Policies
The following brief description of the Cash America International, Inc. 401(k) Savings Plan (the “Plan”) is provided as general information only. The Plan is sponsored by Cash America International, Inc. (the “Company”). The Plan’s recordkeeper is Transamerica Retirement Solutions ("Transamerica"), formerly known as Diversified Retirement Corporation. Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.
General
The Plan is a contributory plan that is open to substantially all U.S. employees of the Company and its subsidiaries ("Company Employees"). Permanent Company Employees are eligible to participate in the Plan on the first day of the month following 30 days of employment. Temporary Company Employees are eligible to participate in the Plan on the first day of the month following one year of employment. Employee contributions to the Plan are voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code, as amended (the “Code”). The trustee of the Plan is State Street Bank and Trust Company (“State Street”).
Contributions
Participants may contribute a percentage of their annual compensation (up to 75%) to the Plan on a pre-tax basis, subject to Code limitations, which are adjusted each year to take into account any cost of living increase provided for the year. Contributions by highly compensated participants are subject to additional Plan limitations. Unless they elect otherwise, eligible Company Employees are automatically enrolled in the Plan and contribute 3% of their compensation. Contributions designated by the participant are withheld by the employer and remitted directly to State Street.
The Company makes matching contributions of 50% of each participant’s contributions, excluding rollover contributions, based on participant contributions of up to 5% of compensation. Participant contributions and Company matching contributions are both made in cash. Company matching contributions are allocated among a participant’s account in the same percentage to which the employee directs his or her contributions. In addition, rollover contributions from other qualified plans can be added to the Plan by eligible participants.
Participant Accounts
Each participant’s account is credited with his or her contributions and allocations of (a) the Company’s matching contributions and (b) earnings attributable to each employee’s investments in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Options
A participant may direct contributions in any combination of the ten investment options available under the Plan, including eight mutual funds, a collective trust fund, and a fund that invests in common stock of the Company (“Company Stock”).

In addition, the Plan includes a fund that contains common stock of the Company's former subsidiary, Enova International, Inc. ("Enova") (the "Enova Stock Fund"). On November 13, 2014, the Company completed the distribution of approximately 80% of the outstanding shares of Enova common stock to the Company's shareholders (the "Enova Spin-off"). The Company distributed to its shareholders 0.915 shares of Enova common stock for every one share of the Company's common stock held as of the close of business on November 3, 2014 (the "Record Date"). Accordingly, shares of Enova common stock were distributed to the Plan based on the number of shares of Company common stock in the Plan on the Record Date. All participant accounts that included Company common stock on the Record Date were credited with an investment in the Enova Stock Fund upon the completion of the Enova Spin-off. The Enova Stock Fund is considered a frozen fund, which means that a participant may not direct future contributions or transfers from other investment funds under the Plan to the Enova Stock Fund but may transfer funds out of the Enova Stock Fund.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The allocation of a participant’s and the Company’s matching contributions among investment funds is determined by the participant and may be changed at any time. If a participant does not make an investment election, all contributions are invested in a default fund. Effective January 24, 2014, the Invesco Equity and Income A Mutual Fund replaced the Oakmark Equity & Income I Mutual Fund as the default fund.

These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
Vesting
Participants are always 100% vested in their voluntary contributions as well as any actual earnings thereon. Vesting in the remainder of their accounts is based on the number of years of service as follows:

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between investment funds and notes receivable from participants. Loans are made for terms that range from one to five years.
The loans are collateralized by the balance in the participant’s account and bear interest at 1% above the prime rate as published in the Wall Street Journal on the first business day of the month in which the loan is funded. Interest rates ranged from 4.25% to 9.25% for loans outstanding at December 31, 2014. Principal and interest are paid ratably by the participant through bi-weekly payroll deductions. A loan origination fee of $75 is assessed to the borrowing participant by the Plan upon funding of the loan. A loan becomes payable in full upon the participant’s termination of employment. Loans that are not repaid as payments are due are considered defaulted. If a default is not cured by the end of the subsequent quarter, the defaulted loan is recorded as a deemed distribution, which is a taxable event for the participant.
Notes receivable from participants are valued at the outstanding principal balance plus accrued but unpaid interest.
Payment of Benefits
The vested portion of a participant’s account becomes available upon termination of employment, retirement, total and permanent disability, death, or upon reaching the age of 59 1/2. Hardship withdrawals are permitted if the participant meets the eligibility requirements of the Plan. Except in the case of required minimum distributions payable to terminated participants who have attained age 70 1/2, all distributions from participant accounts must be paid as a lump sum, either to the participant, to a beneficiary (in the event of death of a participant), or to an individual retirement account or another qualified retirement account. If no action is taken by the participant following their termination of employment, the Plan administrator (i) distributes the funds to the participant if the vested account balance is $1,000 or less, (ii) automatically rolls over the vested balance to an individual retirement account held by a Plan administrator-designated third party if the vested account balance is greater than $1,000 but not more than $5,000, or (iii) retains the funds in the Plan until the participant requests a distribution or begins taking required minimum distributions if the account balance exceeds $5,000.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Forfeitures
Participant forfeitures represent unvested portions of terminated participants’ accounts attributable to the Company’s matching contributions. The Plan uses forfeitures to reduce the Company’s cash payments of matching contributions and partially offset recordkeeping, trustee, and other administrative expenses of the Plan. Unallocated forfeitures are available to be used for similar purposes in future periods.

	As of December 31,
	2014	2013
Unallocated forfeitures, balance at beginning of period	$41,599	$80,647
Participant forfeitures	599,138	446,189
Forfeitures used by the Plan	(497,777)	(485,237)
Unallocated forfeitures, balance at end of period	$142,960	$41,599
Basis of Accounting
The financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Investment Income Recognition
The Plan presents, in the statements of changes in net assets available for benefits for the years ended December 31, 2014 and 2013, the net appreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation on investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Participant Withdrawals
Participant withdrawals are recorded when paid for financial statement purposes. For Form 5500 reporting purposes, participant withdrawals are recorded when processed and approved for payment.
Plan Administration
Expenses related to the Plan are borne by four sources: (i) forfeitures, (ii) revenue sharing from mutual funds, (iii) the Company, and (iv) participants (including, but not limited to, loan origination fees that are charged directly to the borrowing participant’s account). Amounts paid by the Company are not reflected in the Plan’s financial statements.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting periods and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.
Fully Benefit-Responsive Collective Trust
The collective trust fund offered by the Plan (the “Stable Pooled Fund” or “SPF”) invests in fully benefit-responsive investments through its investment in the Wells Fargo Stable Return Fund G (the “WFSRF”), a collective trust fund sponsored by Wells Fargo Bank, N.A. that invests in stable value investment vehicles such as guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts issued by highly-rated financial institutions and corporations, as well as obligations of the U.S. Government or its agencies.
Fully benefit-responsive collective trust investments held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to direct or indirect investments in fully benefit-responsive collective trust investments

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits as of December 31, 2014 and 2013 present the fair value of the SPF, as well as the adjustment of the SPF from fair value to contract value of the underlying investments. The net investment in the SPF is reflected in the statements of changes in net assets available for benefits for the years ended December 31, 2014 and 2013 on a contract value basis.

2.	Fair Value Measurements
In accordance with Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures (“ASC 820”), the Plan’s investments, which are carried at fair value, are classified in one of the following three categories:

•	Level 1: Quoted market prices in active markets for identical assets.

•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

•	Level 3: Unobservable inputs that are not corroborated by market data.

ASC 820 requires a description of the methodologies used to measure the fair value of assets and liabilities. These methodologies were consistently applied to all assets carried by the Plan as of December 31, 2014 and 2013. The methodology used to measure each class of investments is described below.

•	Equity mutual funds were valued based on quoted market prices of the underlying assets provided by State Street and were classified within Level 1 of the valuation hierarchy.

•
The fixed income mutual fund, which is the PIMCO Total Return Admin Mutual Fund, was valued based on the quoted market price of the underlying assets provided by State Street and was classified within Level 1 of the valuation hierarchy.

•
The SPF was valued based on the underlying daily value reported by the WFSRF. The WFSRF was valued based upon the investment returns of the underlying securities within the fund; the SPF was classified within Level 2 of the valuation hierarchy as the fund had observable, market-based inputs for its underlying investments, but it was not quoted in active markets.

•
Company Stock was valued at the market value of the Company’s common stock based upon the closing price of the stock on its primary exchange, which is the New York Stock Exchange, multiplied by the number of shares held by the Plan as of the measurement date and is classified within Level 1 of the valuation hierarchy.

•
The Enova Stock Fund consists of both Enova common stock and a small, short-term cash balance that provides liquidity for daily trading. Enova common stock was valued at the market value of Enova’s common stock based upon the closing price of the stock on its primary exchange, which is the New York Stock Exchange, multiplied by the number of shares held by the Plan as of the measurement date. The short-term cash balance is valued at cost, which approximates fair value. The Enova Stock Fund is classified within Level 1 of the valuation hierarchy.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following tables present the fair value of the Plan’s investments as of December 31, 2014 and 2013, respectively, by type of asset and by the ASC 820 valuation hierarchy described above. The Plan had no assets classified as Level 3 at December 31, 2014 or 2013.

Plan Investments as of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total as of December 31, 2014
Equity mutual funds:
Large-cap	$51,983,700	$—	$51,983,700
Mid-cap	5,755,159	—	5,755,159
Small-cap	4,540,769	—	4,540,769
Fixed income mutual fund	7,442,616	—	7,442,616
Collective trust fund—SPF	—	4,855,598	4,855,598
Company Stock	3,908,658	—	3,908,658
Enova Stock Fund	$3,131,850	$—	$3,131,850
Total investments at fair value	$76,762,752	$4,855,598	$81,618,350

Plan Investments as of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total as of December 31, 2013
Equity mutual funds:
Large-cap	$48,295,439	$—	$48,295,439
Mid-cap	5,692,335	—	5,692,335
Small-cap	4,977,381	—	4,977,381
Fixed income mutual fund	7,899,864	—	7,899,864
Collective trust fund—SPF	—	4,712,629	4,712,629
Company Stock	5,992,401	—	5,992,401
Total investments at fair value	$72,857,420	$4,712,629	$77,570,049

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3.	Investments in Excess of 5% of Net Assets Available for Benefits
The fair value of investments that comprised 5% or more of the net assets available for benefits at December 31, 2014 and 2013, were as follows:

	As of December 31,
	2014	2013
Collective trust fund:
Diversified Investment Advisors SPF	$4,855,598	$4,712,629
Mutual funds:
Artisan Mid Cap Investor Mutual Fund	$5,755,159	$5,692,335
BlackRock Equity Dividend A Mutual Fund (1)	—	7,384,587
Fidelity Spartan 500 Index Advantage Mutual Fund	9,380,728	9,045,040
Invesco Comstock A Mutual Fund (1)	8,106,842	—
Invesco Equity and Income A Mutual Fund (1)	26,797,373	—
Oakmark Equity & Income I Mutual Fund (1)	—	24,523,195
PIMCO Total Return Admin Mutual Fund	7,442,616	7,899,864
T. Rowe Price Small Cap Value Mutual Fund	4,540,769	4,977,381
Company Stock (2)	$3,908,658	$5,992,401

(1)
In January 2014, the Invesco Comstock A Mutual Fund, Invesco Equity and Income A Mutual Fund and Oakmark International I Mutual Fund replaced the BlackRock Equity Dividend A Mutual Fund, Oakmark Equity & Income I Mutual Fund and Thornburg International Value R5 Mutual Fund as investment options under the Plan. The Oakmark International I Mutual Fund and the Thornburg International Value R5 Mutual Fund did not comprise 5% or more of the net assets available at December 31, 2014 and 2013, respectively.

(2)	As of December 31, 2014, this investment was less than 5% of the Plan's net assets available for benefits but is shown in this table for comparative purposes only.
Company Stock represented approximately 4.5% and 7.2% of total net assets available for benefits at December 31, 2014 and 2013, respectively.
During 2014 and 2013, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held at the end of the period) appreciated in value as follows:

	For the year ended December 31,
	2014	2013
Equity mutual funds	$3,164,304	$12,170,859
Fixed income mutual fund	72,428	(380,656)
Collective trust fund—SPF	26,626	33,913
Company Stock	(2,631,694)	(73,341)
Enova Stock Fund	3,358,490	—
Net appreciation in value of investments	$3,990,154	$11,750,775

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

4.	Plan Termination
The Plan has been established with the intention that it will continue and be a permanent plan. However, the Plan may be terminated by resolution of the Company’s Board of Directors at any time, subject to the provisions of ERISA. In the event the Plan terminates, the participants will become 100% vested in their accounts.

5.	Party-in-Interest Transactions
The Plan offers participants the option to invest in Company Stock. This investment is considered a party-in-interest transaction. The Plan recorded purchases of $1,852,403 and sales of $1,304,452 of Company Stock during the year ended December 31, 2014. The Plan recorded purchases of $1,452,799 and sales of $2,024,668 of Company Stock during the year ended December 31, 2013. Certain Plan investments are units of a collective trust managed by Transamerica; therefore, transactions in these certain investments are party-in-interest transactions. In addition, the Plan issues loans to participants that are secured by the balances in the participants’ accounts. These transactions are also party-in-interest transactions. All party-in-interest transactions in the Plan are exempt from the prohibited transaction rules.

6.	Federal Income Tax Status
The Plan obtained its latest determination letter from the Internal Revenue Service ("IRS") on May 6, 2015, in which the IRS stated that the Plan was in compliance with the applicable requirements of the Code. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2011.

7.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the amount reported on the Form 5500:

	As of December 31,
	2014	2013
Net assets available for benefits per the financial statements	$87,625,130	$83,271,392
Participant loans deemed distributed	(9,884)	(12,205)
Adjustment from contract value to fair value for fully benefit-responsive investments	64,774	38,275
Net assets available for benefits per the Form 5500	$87,680,020	$83,297,462

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following is a reconciliation of the net increase in assets per financial statements to the amounts reflected in the Form 5500:

	For the year ended December 31,
	2014	2013
Total net increase per financial statements	$4,353,738	$14,259,287
Net decrease in balance of deemed distributed loans	2,321	4,603
Net increase (decrease) in adjustment from contract value to fair value for fully benefit-responsive investments	26,499	(98,522)
Net increase in assets per Form 5500	$4,382,558	$14,165,368
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been requested and approved prior to December 31, but not yet paid as of that date. However, for financial statement purposes, such amounts are not recorded as a withdrawal until paid. Certain loans deemed distributed are not included in net assets available for benefits on Form 5500. The following is a reconciliation of participant withdrawals per the financial statements to the Form 5500:

	For the year ended December 31,
	2014	2013
Participant withdrawals per the financial statements	$13,949,286	$9,366,681
Add: Net change in participant loans deemed distributed	(2,321)	(4,603)
Participant withdrawals and deemed distributions per the Form 5500	$13,946,965	$9,362,078

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
EIN No: 75-2018239, Plan No.  001
SCHEDULE H, Line 4i—Schedule of Assets (Held at End of Year)(1)
As of December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	(e) Current Value
*	State Street Bank & Trust Co.	Cash Reserve Account	$150,266

*	Diversified Investment Advisors	Stable Pooled Fund	4,855,598

	Artisan	Artisan Mid Cap Investor	5,755,159
	Fidelity	Fidelity Spartan 500 Index Advantage	9,380,728
	Harbor	Harbor Capital Appreciation Adm	3,887,108
	Invesco	Invesco Comstock A	8,106,842
	Invesco	Invesco Equity and Income A	26,797,373
	Oakmark	Oakmark International I	3,811,649
	PIMCO	PIMCO Total Return Admin	7,442,616
	T. Rowe Price	T. Rowe Price Small Cap Value	4,540,769
	Mutual funds total		69,722,244
*	Cash America International, Inc.	Company Stock	3,908,658
	Enova International, Inc.	Enova Stock Fund	3,131,850
*	Participant loans	Notes receivable with interest rates of 4.25% to 9.25%	5,911,404
	Total plan assets		$87,680,020

*	Indicates party-in-interest to the Plan.
(1)	Column (d) is excluded from the presentation, as all investing activity is participant directed; therefore, no disclosure of cost information is required.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Cash America International, Inc. 401(k) Savings Plan Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN

Date:	June 12, 2015	By:	/s/ Randall D. Blubaugh
Randall D. Blubaugh
Cash America International, Inc.
Chairperson, 401(k) Savings Plan Administrative Committee

EXHIBIT INDEX

Exhibit	Description of Exhibit

23.1	Consent of Whitley Penn LLP